Exhibit 99.3


October 30, 2001
Trading Symbol: OTCBB: DBSH
Contact: 1 (888) 998-8886
Daniel Byrne, Investor Relations

MR. JAMES ELLIOTT APPOINTED AS CHIEF TECHNICAL OFFICER

Vancouver, B.C., October 30, 2001 / The Board of DBS Holdings (DBSHE:OTCBB) and its subsidiary, M-I Vascular Innovations, is pleased to announce the appointment of Mr. James Elliott, B.Sc., B.A.Sc., M.E.Sc., to the Board of Directors of DBS Holdings, M-I Vascular Innovations and their operating subsidiary, MIVI Technologies Inc. He will also serve as Chief Technical Officer of MIVI Technologies.

Mr. Elliott is president and CEO of MDMI Technologies Canada Inc. and its operating subsidiary, Thermal Ablation Technologies Canada Inc. MDMI Technologies is a medical device manufacturing company specializing in coronary catheterization and women's health care devices. It is located in Vancouver, British Columbia. He will continue in that capacity. Prior to establishing MDMI, Mr. Elliott was Special Projects Manager with Arterial Vascular Engineering
(AVE). His period of service between 1994 and 1998 helped to establish AVE as the world's leading stent producer in 1998, cornering 20% of the global market. He was also first engineer, director, and officer of AVEC, the Canadian arm of AVE. Arterial Vascular Engineering began in Vancouver in 1993 as a small stent and catheter company. By 1998, it had grown to $600 million US in sales and was taken over by Medtronics for $3.8 billion US.
Mr. Elliott states, "I am excited to work with the management team at MIVI. Interventional Cardiologists are demanding innovative stent-based solutions to cardiovascular disease. According to industry analysts, coated stents alone could represent a market opportunity greater than $3 billion US within 2 or 3 years. MIVI's stent manufacturing ability; strong contacts within the scientific and interventional cardiology community and experienced personnel give it a tremendous potential to fast track novel, stent-based therapeutic delivery systems. We are in an excellent position to help meet clinical demand".

President and CEO, Alan Lindsay says, "Jim's background in the medical device industry, with his knowledge of clinical and regulatory affairs, will help to establish MIVI as a clinically focused and technology driven company. He has numerous contacts within the international cardiovascular community and brings a combination of marketing and technical wealth to our company".

DBS Holdings has executed and closed a share-exchange and finance agreement with M-I Vascular Innovations, Inc. and its wholly owned subsidiary, MIVI Technologies Inc. MIVI Technologies is a bio-medical development company developing and manufacturing a laser cut, coated coronary stent.

Management of the company takes full responsibility for the contents and preparation of this news release. It may include forward-looking statements within the meaning of section 27a of the United States Securities Act of 1933, as amended, and section 21e of the exchange act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the company's analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, which could cause actual results to differ materially from those in the forward-looking statements contained herein. Such risks and uncertainties are described in the company's filings with the United States Securities Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction